Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP REPORTS PRELIMINARY UNAUDITED FIRST QUARTER 2013 RESULTS

NANJING, CHINA, May 9, 2013— Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported preliminary unaudited financial results for the quarter ended March 31, 2013.

Highlights

•                      Total revenue was RMB528.7 million (US$85.1 million) for the first quarter of 2013, compared to RMB487.6 million for the same period in 2012, representing an increase of 8.4%.

•                      Gross margin for the first quarter of 2013 was 79.2%, compared to 82.0% for the same period in 2012.

•                      Income from operations was RMB50.2 million (US$8.1 million) for the first quarter of 2013, compared to RMB43.3 million for the same period in 2012, representing an increase of 16.0%.

•                      Net income attributable to Simcere was RMB29.9 million (US$4.8 million) for the first quarter of 2013, an increase of 4.6% from RMB28.6 million for the same period in 2012.

Mr. Hongquan Liu, Executive Director and Chief Executive Officer of Simcere Pharmaceutical Group, commented, “We experienced moderate sales growth in the first quarter despite sustained pricing restrictions from the government and intensifying competition. I am pleased that our overall business performance improved during the quarter and that both Sales and Marketing expenses and General and Administrative expenses as percentages of our total revenue decreased slightly.”

On March 11, 2013, the Company announced that it received a “going private” proposal. Simcere’s Board of Directors has formed a special committee to consider the proposed transaction.

2013 First Quarter Financial Results

Total revenue for the first quarter of 2013 was RMB528.7 million (US$85.1 million), compared to RMB487.6 million for the same period in 2012, representing an increase of 8.4%.

The table below sets forth the Company’s top 10 products by revenue for the three months ended March 31, 2013:

In Thousands

		Three months ended March 31, 2013			Three months ended March 31, 2012
				% of total		% of total
Products	Therapeutic Area	RMB	USD	revenue	RMB	revenue	Change
Edaravone	Neuroscience	144,256	23,227	27.3%	160,902	33.0%	(10.3)%
Endu	Oncology	80,228	12,917	15.2%	56,350	11.6%	42.4%
Zailin	Infectious Disease	62,569	10,074	11.8%	60,033	12.3%	4.2%
Yintaiqing	Inflammation	48,456	7,802	9.2%	33,147	6.8%	46.2%
Sinofuan	Oncology	32,644	5,256	6.2%	39,290	8.1%	(16.9)%
Biqi	Gastroenterology	24,419	3,932	4.6%	21,908	4.5%	11.5%
Kechuanning	Respiratory	17,524	2,822	3.3%	13,870	2.8%	26.3%
Jiebaishu	Oncology	17,153	2,762	3.2%	15,227	3.1%	12.6%
Anxin	Infectious Disease	16,626	2,677	3.1%	15,514	3.2%	7.2%
Anqi	Infectious Disease	13,673	2,201	2.6%	15,773	3.2%	(13.3)%
Others		71,181	11,461	13.5%	55,595	11.4%	28.0%
Total		528,729	85,131	100.0%	487,609	100.0%	8.4%

For more information about the above products, please visit our corporate website: www.simcere.com.

Gross margin for the first quarter of 2013 was 79.2%, compared to 82.0% for the same period in 2012. The decrease was primarily due to the percentage decrease in sales of drugs with higher gross margins and certain fixed overhead costs incurred before the commercial production of influenza vaccine products.

Research and development expenses for the first quarter of 2013 totaled RMB44.9 million (US$7.2 million), which represented a decrease of 7.0% from RMB48.3 million for the same period in 2012. The decrease was primarily due to the completion of development of the Company’s influenza vaccine product and its transition to commercial manufacturing. As a percentage of total revenue, research and development expenses decreased to 8.5% for the first quarter of 2013 from 9.9% for the same period in 2012.

Sales, marketing and distribution expenses for the first quarter of 2013 were RMB259.6 million (US$41.8 million), which represented an increase of 0.3% from RMB258.8 million for the same period in 2012. As a percentage of total revenue, sales, marketing and distribution expenses decreased to 49.1% for the first quarter of 2013 from 53.1% for the same period in 2012.

General and administrative expenses were RMB64.0 million (US$10.3 million) for the first quarter of 2013, which represented a decrease of 1.6% from RMB65.1 million for the same period in 2012. As a percentage of total revenue, general and administrative expenses decreased to 12.1% for the first quarter of 2013 from 13.3% for the same period in 2012.

Share-based compensation expenses, which were allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the relevant employee was assigned to perform, totaled RMB9.8 million (US$1.6 million) for the first quarter of 2013. Share-based compensation expenses for the first quarter of 2012 were RMB3.8 million. The increase was primarily due to restricted shares granted to our management in the second half of 2012.

Income from operations was RMB50.2 million (US$8.1 million) for the first quarter of 2013, representing an increase of 16.0% from RMB43.3 million for the same period in 2012.

Income tax expense for the first quarter of 2013 was RMB6.5 million (US$1.0 million), compared to income tax expense of RMB2.6 million for the same period in 2012. The effective income tax rate increased to 23.9% in the first quarter of 2013 from 10.4% for the same period in 2012. The lower effective income tax rate in the first quarter of 2012 was primarily due to the impact of other operating income of RMB15.6 million in the first quarter of 2012 recorded by our subsidiary located in the British Virgin Islands which is not subject to income tax.

Net income attributable to Simcere was RMB29.9 million (US$4.8 million) for the first quarter of 2013, compared to RMB28.6 million for the same period in 2012. Net margin, representing net income attributable to Simcere divided by total revenue, was 5.7% for the first quarter of 2013, compared to 5.9% for the same period in 2012.

Basic and diluted earnings per American Depository Share (“ADS”) for the first quarter of 2013 were RMB0.57 (US$0.09) and RMB0.56 (US$0.09), respectively. One ADS represents two ordinary shares of the Company.

As of March 31, 2013, the Company had cash and pledged bank deposits of RMB332.9 million (US$53.6 million), compared to RMB201.6 million as of December 31, 2012.

Financial Information

The preliminary unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. This preliminary financial information is not intended to fully comply with U.S. GAAP because it does not present all of the financial information and disclosures required by U.S. GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the first quarter of 2013 on Thursday, May 9, at 8:00 a.m. Eastern Time (Thursday, May 9 at 8:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for the first quarter of 2013 and to answer questions.

To access the conference call, please dial:

International toll:	+65.6723.9381
United States toll-free:	+1.866.519.4004
United States toll:	+1.718.354.1231
China Domestic toll:	800.819.0121
China Domestic mobile toll:	400.620.8038
Hong Kong toll:	+852.2475.0994

Please ask to be connected to Q1 2013 Simcere Pharmaceutical Group Earnings Conference Call and provide the following passcode: 58031483.

Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at www.simcere.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1. 855.452.5696
United States toll:	+1. 646.254.3697

The passcode for replay participants is 58031483. The telephone replay also will be archived on the “Investor Relations” section of the company’s web site for seven days following the earnings announcement.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing:	In the United States:
Jie Liu D’Elia	Cindy Zheng
Vice President	Brunswick Group
Simcere Pharmaceutical Group	Tel: 1-212-333-3810
Tel: 86-25-8556-6666*8857

In Beijing:

Yue Yu

Brunswick Group

Tel: 86-10-5960-8600

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended March 31,
	2012	2013	2013
	RMB	RMB	USD
Product revenue	487,609	528,729	85,131
Total revenue	487,609	528,729	85,131
Cost of materials and production	(87,838)	(110,047)	(17,719)
Gross profit	399,771	418,682	67,412

Operating expenses and other operating income:
Research and development	(48,286)	(44,930)	(7,234)
Sales, marketing and distribution	(258,792)	(259,557)	(41,791)
General and administrative	(65,082)	(64,012)	(10,307)
Other operating income	15,650	—	—
Income from operations	43,261	50,183	8,080

Interest income	861	868	140
Interest expense	(20,193)	(13,101)	(2,109)
Foreign currency exchange gains (losses)	(57)	(26)	(4)
Other income	4,081	1,190	191
Losses of equity method affiliated company	(2,543)	(11,853)	(1,909)
Earnings before income taxes	25,410	27,261	4,389

Income tax expense	(2,637)	(6,506)	(1,047)
Net Income	22,773	20,755	3,342

Less: Net loss attributable to the non-controlling interest	5,851	9,188	1,479
Net income attributable to Simcere	28,624	29,943	4,821

Earnings per share attributable to Simcere:
Basic	0.26	0.28	0.05
Diluted	0.26	0.28	0.05

Earnings per ADS attributable to Simcere:
Basic	0.53	0.57	0.09
Diluted	0.53	0.56	0.09

Weighted average number of common shares:
Basic	108,438,176	105,157,800	105,157,800
Diluted	108,703,148	106,128,250	106,128,250

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	March 31,	March 31,
	2012	2013	2013
	RMB	RMB	USD

Assets
Current assets
Cash and pledged bank deposits	201,556	332,917	53,603
Assets held for sale	90,550	90,550	14,580
Bills receivable	679,630	614,257	98,901
Accounts receivable, net	413,481	419,796	67,591
Inventories	120,932	97,521	15,702
Other current assets	237,248	221,442	35,654
Total current assets	1,743,397	1,776,483	286,031
Property, plant and equipment, net	853,546	848,367	136,596
Land use rights	128,220	127,466	20,523
Goodwill and intangible assets, net	519,334	512,119	82,456
Investments in and advances to affiliated companies	56,785	41,487	6,680
Other non-current assets	71,381	96,304	15,506
Total assets	3,372,663	3,402,226	547,792
Liabilities
Current liabilities
Short-term borrowings	675,779	735,770	118,466
Accounts payable	47,136	35,371	5,695
Bills payable	15,000	—	—
Other payables and accrued liabilities	471,603	444,518	71,572
Total current liabilities	1,209,518	1,215,659	195,733
Long-term borrowings	2,000	2,000	322
Deferred tax liabilities	56,120	50,072	8,062
Other liabilities	32,657	31,657	5,097
Total liabilities	1,300,295	1,299,388	209,214
Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,258	8,259	1,330
Additional paid-in capital	853,551	863,329	139,004
Accumulated other comprehensive loss	(104,147)	(104,211)	(16,779)
Retained earnings	1,254,464	1,284,407	206,802
Total equity attributable to Simcere	2,012,126	2,051,784	330,357
Non-controlling interest	60,242	51,054	8,221
Total shareholders’ equity	2,072,368	2,102,838	338,578
Commitments and contingencies
Total liabilities and shareholders’ equity	3,372,663	3,402,226	547,792

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.2108 on March 31, 2013 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.